ALL State Properties Holdings, Inc.
106 Glenwood Drive South
Liverpool, NY 13090

November 7, 2008

Via U.S. mail and facsimile

Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:          All State Properties Holdings, Inc.
Item 4.01 Form 8-K
Filed October 31, 2008
File No. 000-12895

Dear Ms. Akins:

We are in receipt of your comment letter dated November 5, 2008, regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

1.	We have reviewed your revised disclosure in response to our prior comment number five and have the following comments:

a.
It is unclear what changes were made in response to part (c). We reissue this comment and ask that you amend your filing to explicitly state whether a written report was provided to you or oral advice was provided that Moore concluded was an important factor considered in reaching a decision as to the accounting, auditing or financial reporting issue.

Answer:	Please be advised that we have revised our filing to include the disclosure required by 304(a)(2)(i) in the first paragraph under the subheading “New Independent Account.”

b.
With respect to the revisions made in response to part (d), please amend your filing to explicitly sate whether you or anyone on your behalf consulted with Moore regarding any matter that was a reportable event (as described in paragraph 304(a)(1)(v)). Refer to Item 304(a)(2)(ii) of Regulation S-K.

Answer:	Please be advised that we have revised our filing to made the disclosure required by Item 304(a)(2)(ii) of Regulation S-K in the second paragraph under the subheading “New Independent Account.”

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

All State Properties Holdings, Inc.

By:  /s/ Garry McHenry
        Garry McHenry
        President, Chief Executive Officer,
        Chief Financial Officer, and Sole Director